Exhibit 99.1

November 6, 2026

Board of Directors

X Financial

7-8F, Block A, Aerospace Science and Technology Plaza

No. 168, Haide Third Avenue

Nanshan District, Shenzhen, 518067

People’s Republic of China

Dear Sirs:

We, Mangrove Coast Investment Limited (“Mangrove”) are pleased to submit this preliminary non-binding proposal to acquire X Financial (the “Company”) in a going-private transaction (the “Acquisition”) as described below.

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 28.3% and 25.1% to the closing price on the last trading day, and the volume-weighted average closing price during the last 30 trading days, respectively.

1.	Purchase Price. The consideration payable for each American Depositary Share of the Company (“ADS”, each representing six Class A ordinary share of the Company) will be US$6.03 in cash, or US$1.005 in cash per ordinary share (in each case other than those ADSs or ordinary shares beneficially owned by Mangrove). Mangrove holds approximately 93.45% of the total voting power of the Company’s issued and outstanding shares.

2.	Funding. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing will be provided by Mangrove and its affiliates in the form of cash and/or rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Acquisition.

3.	Due Diligence. We have engaged Hogan Lovells Cadwalader as our U.S. legal counsel. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the Definitive Agreements (as defined below).

4.	Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.	Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently. Given the affiliation of Mangrove and Mr. Yue (Justin) Tang, the Chief Executive Officer and the chairman of the Board of the Company, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that Mr. Tang will recuse himself from participating in any Board deliberations and decisions related to the Acquisition.

6.	Confidentiality. Mangrove will, as required by law, promptly make a Schedule 13D filing to disclose this letter. However, we believe that it is in all of our interest to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

7.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute an offer capable of acceptance or any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

Mangrove Coast Investment Limited

By:	/s/ Yue (Justin) Tang
Name:	Yue (Justin) Tang
Title:	Director